November 8, 2018

David L. Trautman
Chief Executive Officer and President
Park National Corporation
50 North Third Street
Newark, OH 43055

       Re: Park National Corporation
           Registration Statement on Form S-4
           Filed November 2, 2018
           File No. 333-228145

Dear Mr. Trautman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services